UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

diaDexus, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

52545P106

(CUSIP Number)

November 10, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL LIFE SCIENCES CAPITAL FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 5,519,427
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,519,427
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,519,427
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 10.4%*
12	Type of Reporting Person (See Instructions) PN

*	All percentages based on 53,067,057 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2010.

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL INDIANA LIFE SCIENCES CAPITAL FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 5,519,427
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,519,427
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,519,427
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 10.4%*
12	Type of Reporting Person (See Instructions) PN

*	All percentages based on 53,067,057 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2010.

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL & COMPANY (LIFE SCIENCES GP), LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 5,519,427
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,519,427
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,519,427
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 10.4%*
12	Type of Reporting Person (See Instructions) OO

*	All percentages based on 53,067,057 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2010.

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL & COMPANY (INDIANA GP), LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 5,519,427
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,519,427
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,519,427
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 10.4%*
12	Type of Reporting Person (See Instructions) OO

*	All percentages based on 53,067,057 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2010.

CUSIP No. 52545P106
1	Names of Reporting Persons. BURRILL & COMPANY, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 5,519,427
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,519,427
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,519,427
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 10.4%*
12	Type of Reporting Person (See Instructions) OO

*	All percentages based on 53,067,057 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2010.

CUSIP No. 52545P106
1	Names of Reporting Persons. G. STEVEN BURRILL
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization UNITED STATES
	5	Sole Voting Power
	6	Shared Voting Power 5,519,427
	7	Sole Dispositive Power
	8	Shared Dispositive Power 5,519,427
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,519,427
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 10.4%*
12	Type of Reporting Person (See Instructions) IN

*	All percentages based on 53,067,057 common shares of the issuer outstanding, as set forth in the issuer’s 10-Q for the quarter ended September 30, 2010.

Introductory Statement

This Amendment No. 1 to Schedule 13G amends and restates, in its entirety, the Schedule 13G filed by certain of the Reporting Persons (as defined in Item 2(a)) on February 14, 2011 (such Schedule 13G, the “Original 13G”). The amendment and restatement adds Burrill & Company LLC as a Reporting Person, revises the designation of the rule under which this Schedule 13G is filed from Rule 13d-1(d) to Rule 13d-1(c), adds the certification required by Rule 13d-1(c), and revises the date of the event which requires filing of this Schedule 13G to November 10, 2010. The Joint Filing Statement filed as Exhibit 7.1 to the Original 13G is also amended and restated as set forth in Exhibit 7.1 hereto to add Burrill & Company LLC thereto.

Item 1

(a)	Name of Issuer:

diaDexus, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

343 Oyster Point Blvd., South San Francisco, CA 94080

Item 2

(a)	Name of Person Filing:

Burrill Life Sciences Capital Fund, L.P. (“BLSCF”) is a Delaware limited partnership that invests in life sciences companies. Burrill Indiana Life Sciences Capital Fund, L.P. (“BILSCF”) is a Delaware limited partnership, the investor of which is the State of Indiana. Both funds operate as if they are a single fund with most investment in the proportion of 92.3215% for BLSCF and 7.6785% for BILSCF. Burrill & Company (Life Sciences GP), LLC (“BLSGP”) and Burrill & Company (Indiana GP), LLC (“BIGP”) are the general partners of BLSCF and BILSCF, respectively. G. Steven Burrill (“Burrill”) controls Burrill & Company LLC (“BCLLC”), which controls BLSGP and BIGP; therefore, Burrill ultimately holds the power to vote and dispose of the equity interests of both BLSGP and BIGP. BLSCF, BILSCF, BLSGP, BIGP, BCLLC, and Burrill are the “Reporting Persons” hereunder.

(b)	Address of Principal Business Office or, if none, Residence:

One Embarcadero Center, Suite 2700, San Francisco, CA 94111

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

52545P106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition (in each case, as of the date of filing of this Amendment No. 1 to Schedule 13G), is set forth in the following table:

Person	No. of Securities Beneficially Owned	% Class Represented by No. of Securities Beneficially Owned	Power to Vote		Power to Dispose
			Sole[1]	Shared[1]	Sole[1]	Shared[1]

BLSCF	5,519,427	10.4%	0	5,519,427	0	5,519,427

BILSCF	5,519,427	10.4%	0	5,519,427	0	5,519,427

BLSGP	5,519,427	10.4%	0	5,519,427	0	5,519,427

BIGP	5,519,427	10.4%	0	5,519,427	0	5,519,427

BCLLC	5,519,427	10.4%	0	5,519,427	0	5,519,427

G. Steven Burrill	5,519,427	10.4%	0	5,519,427	0	5,519,427

Total (all Reporting Persons)	5,519,427	10.4%	0	5,519,427	0	5,519,427

[1]

BLSCF and BILSCF (as herein defined) are limited partnerships formed under Delaware law to invest in life sciences companies. The two partnerships are operated as a single investor with a sharing of investments based on capital commitments of each partnership – generally 92.3215% for BLSCF and 7.6785% for BILSCF. BLSCF holds 5,279,442 shares of the Issuer’s common stock and BILSCF holds 239,985 shares of the Issuer’s common stock, and beneficial ownership of all such shares is shared by all Reporting Persons.

The Reporting Persons acquired beneficial ownership of more than 5% of the Issuer’s common stock on November 10, 2010, and more than 10% of the Issuer’s common stock on January 21, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

See signature page.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: February 17, 2011

G. STEVEN. BURRILL

By:	/s/ G. Steven Burrill
Name: G. Steven Burrill

for himself, for and as Chief Executive Officer of Burrill & Company, LLC, managing member of Burrill & Company (Life Sciences GP), LLC and Burrill & Company (Indiana GP), LLC, general partners of Burrill Life Sciences Capital Fund, L.P. and Burrill Indiana Life Sciences Capital Fund, L.P., respectively.

EXHIBIT INDEX

Exhibit No.	Description

7.1	Amended and Restated Joint Filing Statement.